August 20, 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington D.C.  20549

RE:        Numerex Corp

Form 10-K for the year ended December 31, 2012

Filed April 02, 2013

File No. 000-22920

Dear Mr. Spirgel:

We are writing to address the Staff’s comments in its August 15, 2013 letter (the Comment Letter).  We have provided below a response to each of the items set forth in the Comment Letter.  We have restated the Staff’s comments, and the numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Form 10-K for the Year Ended December 31, 2012

Item 9A. Controls and Procedures. page 66

1.	Please tell us when the material weaknesses occurred and what led to their identification.

Response:

Except as noted below, the material weaknesses primarily occurred in the fourth quarter of 2012 as a result of a number of factors, including, as disclosed in the Form 10-K, employee turnover within the accounting and finance groups, relocation of our primary warehouse facility, and an increased work load coupled with  insufficient personnel resources.

The material weakness related to segregation of duties originated with a general ledger software upgrade. As a result of this software upgrade and a change in our internal procedures, new employees hired subsequent to the upgrade were inadvertently set up with broader access than their position required.  Additionally, previously established security profiles did not carry over to the updated software exactly as previously established.   This control deficiency manifested itself during 2012 as new employees were added to the system.

All of the material weaknesses were identified as a result of internal control testing performed late in the fourth quarter of 2012 and in the first quarter of 2013. As the Company has noted in its internal control disclosures, management is addressing the material weaknesses and making progress towards remediation of each of the material weaknesses.

2.
We note you corrected an error reported in your earnings release originally furnished in an 8-K dated March 18, 2013. Please clarify whether this error related to any of the material weaknesses identified. Also tell us whether the material weaknesses had any impact on prior period financial statements.

Response:

The error that the Company corrected in the earnings release related to the material weaknesses identified in the subsequently filed Form 10-K. Specifically, the error related to the lease accounting and the non-routine transactions material weakness, which was described in the Form 10-K as impacting the accounting for debt and leases.

The error affected the fourth quarter of 2012. Upon discovery of the error, a correcting entry was posted to our financial statements and we corrected our earnings release to reflect this adjustment.  As we noted in the Form 8-K we filed on April 2, 2013 related to our revised earnings release, “the adjustment does not affect prior reporting periods or require an accounting restatement.”

Form 10-Q for the Quarter Ended June 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

3.
We note during the first half of 2013 your operating expenses have increased at a higher percentage than your total net sales resulting in an increasing net loss for the first two quarters of 2013 as compared to the comparable periods in 2012. In future filings, please expand your discussion of your results of operations to address why your operating expenses are increasing at a higher rate and the steps management is taking, or plans to take, to counter this apparent negative trend.

Response:

The Company notes your comment and will expand discussion of its results of operations to address the increasing operating expenses relative to total net sales in future filings. Management addressed this trend in the press release furnished in an 8-K dated August 8, 2013 and in the earnings conference call, also on that same day.  Management noted that the Company (1) had higher general and administrative expenses in the second quarter primarily attributable to remediation of the internal controls weaknesses, (2) incurred incremental engineering and development expense in order to meet anticipated demand for new solutions that the Company expects to launch later in 2013 and (3) expects engineering and development expenses to decline as a percentage of revenue and in absolute terms during the remainder of 2013.

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in their filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any comments of the contents of this letter, please contact the undersigned at 770-615-1387.

Sincerely,

/s/ Richard A. Flynt

Richard A. Flynt

Chief Financial Officer

cc:              Via email
Richard E. Baltz, Esq., Arnold & Porter LLP